UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐          No     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes     ☐          No     ☑

     On April 1, 2010, Telvent USA, Inc., Telvent Farradyne Inc., Telvent Miner & Miner, Inc. and Telvent Traffic North America Inc., jointly and severally as borrowers, and Telvent GIT, S.A., as guarantor, entered into a loan agreement (the “Loan Agreement”) with Deutsche Bank AG New York Branch (“Deutsche Bank”) under which Deutsche Bank made available a revolving credit facility with a maximum borrowing limit of U.S. $17.5 million to finance general treasury needs. The credit facility matures on June 29, 2010 (the “Termination Date”). Loans under the Loan Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by the borrowers) the Base Rate or the Eurodollar Rate. The “Base Rate” is the greater of: (a) the prime lending rate as publicly announced in New York City by Deutsche Bank from time to time as its prime lending rate; or (b) an interest rate per annum equal to the weighted average of the rates for overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day by the Federal Reserve Bank of New York plus 50 basis points (0.50%). The “Eurodollar Rate” is the annual rate equal to the sum of (a) the rate obtained by dividing (i) the applicable London Interbank Offering Rate for U.S. Dollar deposits in the London interbank dollar market (“LIBOR”) for an approximately equal amount and interest period by (ii) a percentage equal to 100% minus the Federal Reserve System reserve requirement (expressed as a percentage) imposed under Regulation D on Eurocurrency liabilities, plus (b) 1.90%.
     Interest accruing at the Base Rate is due and payable on the last day of each calendar month and on the Termination Date. Interest accruing at a Eurodollar Rate is due and payable on the last day of the applicable Interest Period and on the Termination Date. “Interest Period” means a period of one, two or three months, as elected by the borrowers, beginning on a day on which banks generally are open in New York City for the conduct of substantially all of their commercial lending activities, interbank wire transfers can be made on the Fedwire system and dealings in United States dollars are carried on in the London interbank market. The principal balance outstanding shall be due and payable in full on the Termination Date.
     The Loan Agreement contains certain usual and customary representations and warranties, and usual and customary affirmative and negative covenants which include limitations on liens, payment of dividends, mergers, sale of assets, guarantees, and other customary limitations. The Loan Agreement also contains usual and customary events of default, including but not limited to non-payment of principal and interest, material breach of a representation or warranty; non-performance or breach of certain covenants; bankruptcy or insolvency; material judgments; change of control of a Borrower; and incurrence of certain ERISA liabilities.
     The Loan Agreement replaces the loan agreement entered into on December 29, 2009, among Telvent USA, Inc. as borrower, Telvent GIT, S.A. as guarantor and Deutsche Bank, S.A. as lender pursuant to which Deutsche Bank S.A. made available a credit facility with a maximum borrowing limit of U.S. $18 million to finance general treasury needs. It is a condition to the effectiveness of the Loan Agreement that the December 29, 2009 loan agreement shall be paid in full and terminated.
     A copy of the Loan Agreement is furnished as Exhibit 4 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: April 9, 2010

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4	Loan Agreement, dated April 1, 2010, between Telvent USA, Inc., Telvent Farradyne Inc., Telvent Miner & Miner, Inc. and Telvent Traffic North America Inc., (as borrowers), Telvent GIT, S.A., (as guarantor) and Deutsche Bank AG New York Branch (as lender).